October 29, 1999

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND XI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1999. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1999 and 1998, total revenues increased 2.0% from $513,710 to $524,165 and total expenses increased 3.5% from $265,090 to $274,290. Minority interest in income of real estate joint ventures increased 4.2% from $132,154 to $137,654. As a result, net income decreased 3.6% from $116,466 for the three-month period ended September 30, 1998, to $112,221 for the same period in 1999. Rental revenue increased as a result of higher unit rental rates. Occupancy levels for the Partnership's four mini-storage facilities averaged 85.5% for the three month period ended September 30, 1999 as compared to 90.6% for the same period in 1998. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $6,500 (2.7%) primarily as a result of higher salaries and wage expenses and property management fees partially offset by a decrease in maintenance and repair expenses. Property management fees, which are computed as a percentage of rental revenue, increased as a result of the increase in rental revenue as well as an increase in the percentage charged from 5% to 6% effective January 1, 1999. General and administrative expenses increased approximately $2,700 (10.3%) primarily as a result of relatively insignificant fluctuations in various expense accounts.

For the nine-month periods ended September 30, 1999, and 1998, total revenues increased 6.4% from $1,482,077 to $1,577,171 and total expenses increased 6.3% from $831,001 to $883,362. Minority interest in income of real estate joint ventures increased 4.2% from $132,154 to $137,654. As a result, net income increased 7.2% from $518,922 for the nine-month period ended September 30, 1998, to $556,155 for the same period in 1999. Rental revenue increased for the same reasons as discussed above. Operating expenses increased approxi-mately $52,000 (7.2%) primarily as a result of higher salaries and wages, power and sweeping expenses and property management fees. The increase in property management fees was discussed above. Power and sweeping expenses increased as a result of the substantial snow removal costs associated with the blizzard that hit Illinois and Michigan where two of the Partnership's properties are located. General and administrative expenses remained relatively constant.

The General Partners determined that effective with the first quarter 1998 distribution which was paid on April 15, 1998, distributions to the limited partners would be increased to an amount which yields an 8% annual return on the capital contributed by the limited partners from an annual return of 7% paid previously.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

The Year 2000 issue refers to the inability of certain computer systems to recognize a date using "00" as the Year 2000. The Partnership has implemented a Year 2000 program, which has three phases: (1) identification;
(2) remediation; and (3) testing and verification. The Partnership, as well as the property management company and the Partnership's warehouse facilities have completed those phases. Computer programs have been upgraded and tested to function properly with respect to the dates in the Year 2000 and thereafter. Year 2000 compliance costs are nominal and have been expensed in the regular course of business. The Partnership provides no assurance that third-party suppliers and customers will be compliant. Nevertheless, the Partnership does not believe that the Year 2000 issue will have a material adverse effect on its financial condition or results of operations.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund XI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND XI
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President